SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31958; File No. 812-14449]

The Guardian Insurance & Annuity Company, Inc., et al; Notice of Application

January 15, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants: The Guardian Insurance & Annuity Company (the "Company"), The Guardian

Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N

(each, a "Life Account") and The Guardian Separate Account R (the "Annuity Account" and

together with the Life Accounts, the "Accounts") (together, the "Applicants").

Summary of Application: The Applicants seek an order pursuant to Section 26(c) of the 1940

Act approving the substitution of shares issued by certain investment portfolios (the "Existing

Funds") of registered investment companies with shares of certain investment portfolios (the

"Replacement Funds") of registered investment companies, under certain variable life insurance

policies and variable annuity contracts issued by the Company (the "Contracts"), each funded

through the Accounts.

Filing Date: The application was filed on April 24, 2015, and amended on September 4, 2015,

and November 10, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 9, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the 1940 Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Richard T. Potter, The Guardian Insurance & Annuity Company, Inc., 7 Hanover Square, New York, New York 10004.

For Further Information Contact: Elizabeth G. Miller, Senior Counsel, at (202) 551-8707, or Holly L. Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is a stock life insurance company incorporated in the State of Delaware. The Company is wholly owned by The Guardian Life Insurance Company of America, a mutual life insurance company organized in the State of New York ("Guardian Life"). Guardian Life does not issue the Contracts and does not guarantee any benefits provided under the Contracts.

2.   Each Account is a "separate account" as defined in Rule 0-1(e) under the 1940 Act and is registered with the Commission as a unit investment trust under the 1940 Act. The

interests in each Account offered through the Contracts have been registered under the Securities Act of 1933 on Form N-4 for the variable annuity Contracts offered under the Annuity Account, and on Form N-6 for the variable life insurance Contracts offered under the Life Accounts. The application sets forth the registration statement file numbers for the Accounts. Each Account was established by the board of directors of the Company under the laws of the State of Delaware as follows:

Separate Account	Date Established
The Guardian Separate Account K	November 18, 1993
The Guardian Separate Account M	February 27, 1997
The Guardian Separate Account N	September 23, 1999
The Guardian Separate Account R	March 12, 2003

3.   Each Account supports certain Contracts issued by the Company. Each Account consists of investment divisions, each corresponding to a registered open-end management investment company or series of a registered open-end management investment company in which the Account invests. The assets of each Account equal to its reserves and other liabilities are not chargeable with the Company's obligations except those under Contracts issued through such Account. Income, gains and losses, whether or not realized, of each Account are kept separate from other income, gains or losses of the Company and other separate accounts. The income and capital gains or capital losses of each investment division, whether realized or unrealized, are credited to or charged against the assets held in that division according to the terms of the applicable Contract, without regard to the income, capital gains or capital losses of the other investment divisions of the Company.

4.   The Contracts are flexible premium or modified scheduled premium variable life insurance policies and variable annuity contracts. For so long as a variable life insurance

Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract

owner may transfer all or part of their accumulation values among the variable investment

options under the Contracts, subject to certain limits as described in the applicable Contract

prospectus, or to a fixed or indexed account in the case of some of the Contracts. The terms and

conditions, including charges and expenses, applicable to each Contract are described in the

prospectus relating to such Contract.

5.   The Applicants state that under the Contracts, the Company reserves the right,

subject to Commission approval and compliance with applicable law, to substitute shares of one

registered open-end management investment company available as a variable investment option

for shares of another registered open-end management investment company.

6.   The Applicants propose the substitution of shares of Existing Funds currently held

by the Life Accounts and the Annuity Account to support variable life insurance policies and

variable annuity contracts issued by the Company for shares of the Replacement Funds

("Substitutions"):

Substitution	Existing Fund	Replacement Fund
1.	Pioneer Disciplined Value VCT Portfolio – Class II Shares	AB VPS Growth and Income Portfolio – Class B Shares
2.	Columbia Variable Portfolio – Seligman Global Technology Fund – Class 2 Shares	Janus Aspen Series – Global Technology Portfolio – Service Shares
3.	Dreyfus Variable Investment Fund: Appreciation Portfolio – Service Class Shares	Putnam VT Investors Fund – Class IB Shares
4.	AB VPS International Value Portfolio – Class B Shares	Templeton Foreign VIP Fund – Class 2 Shares

7.   Applicants represent that under the proposed Substitutions, each Existing Fund's shares will be redeemed for cash, and the cash from the redemption will be used to purchase shares of the respective Replacement Fund.

8.   The Applicants represent that the proposed Substitutions and the selection of the Replacement Funds were not motivated by any financial consideration paid or to be paid to the Company or its affiliates by the respective Replacement Fund, its adviser or underwriter, or their affiliates.

9.   The Applicants represent that each proposed Substitution is appropriate given the substantial similarity between the stated investment objectives and principal investment strategies of each Existing Fund as compared to each corresponding Replacement Fund, which would offer Contract owners continuity of their investment strategies and risks. The Applicants state that the proposed Substitutions are expected to provide competitive long-term returns as compared to the Existing Funds. Additional information for each Existing Fund and the corresponding Replacement Fund, including investment objectives, principal investment strategies, principal risks, and performance can be found in the application.

10.   The Applicants represent that the proposed Substitutions will be described to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents for the Contracts (collectively, the "Supplements"). The Supplements will: (a) give Contract owners notice of the Company's intention to take the necessary actions to substitute shares of the Existing Funds on the Substitution Date (defined herein); (b) advise Contract owners of their pre- and post-Substitution transfer rights; (c) instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; and (d) advise Contract owners that any Contract value remaining in an Existing Fund Subaccount on the Substitution

Date will be transferred to a subaccount investing in the corresponding Replacement Fund, and

that the Substitutions will take place at relative net asset value. From the date of the

Supplements (which will be at least 30 days prior to the Substitution Date) until the Substitution

Date, Contract owners will have a pre-Substitution transfer right, the specifics of which will be

determined by whether they have selected an optional living benefit rider, as discussed in more

detail in the application.[1]

11.   The Supplement will also inform Contract owners that, except as described in the

market timing limitations section or limitations imposed by any living benefit riders of the

relevant prospectus or disclosure document, the Company will not exercise any rights reserved

by it under the Contracts to impose additional restrictions on transfers out of a Replacement

Fund Subaccount from the date of the Supplements (which will be at least 30 days prior to the

Substitution Date) until at least 30 days after the Substitution Date.

12.   The Company will send affected Contract owners a written confirmation of the

completed proposed Substitutions in accordance with Rule 10b-10 under the Securities Exchange

Act of 1934. The Company will deliver to each affected Contract owner within five business

days of the date of the proposed Substitutions (the "Substitution Date") a written confirmation

which will include: (a) a confirmation that the proposed Substitutions were carried out as

previously notified; (b) a restatement of the information set forth in the Supplements; and (c)

before and after account values. The confirmation statement will also include or be accompanied

---

[1] Certain Contract owners have selected a Contract rider that provides a living benefit rider. The terms of the living benefit riders offered by the Company limit the available investment options to identified allocation models consisting of a specified selection of registered open-end management investment companies available as variable investment options under the applicable Contract. Each allocation model sets forth a specific allocation percentage for each variable investment option within the model. For Contract owners who have selected a living benefit rider, all transfers, including the transfers contemplated by condition 6 of this Notice, are limited to transfers of the entire Contract value to one of the other allocation models available under the applicable living benefit rider. On the Substitution Date, assets in a living benefit rider allocation model that are held in an Existing Fund Subaccount will be transferred to the applicable Replacement Fund Subaccount.

by a statement that reiterates the free transfer rights disclosed in the Supplements. The Company

will also send each Contract owner a current prospectus for each Replacement Fund involved in

the proposed Substitutions to the extent that such Contract owners have not previously received a

copy.

13.   Each Substitution will take place at the relative net asset value determined on the

Substitution Date pursuant to Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, with no

change in the amount of any Contract owner's Contract value or death benefit or in the dollar

value of his or her investments in any of the subaccounts. The rights or obligations of the

Company under the Contracts will not be altered in any way. The proposed Substitutions will

take place with no change to the Contract owner's Contract value, cash value and accumulation

value.

14.   Applicants will effectuate the Substitutions after the issuance of the requested

order by the Commission. As of the Substitution Date, shares of the Existing Fund will be

redeemed for cash. The Company, on behalf of the Accounts, will simultaneously place a

redemption request with the Existing Fund and a purchase order with the Replacement Fund so

that the purchase of the Replacement Fund shares will be for the exact amount of the redemption

proceeds.

15.   The Company or its affiliates will pay all expenses and transaction costs of the

proposed Substitutions, including legal and accounting expenses, any applicable brokerage

expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners

to effect the proposed Substitutions. The proposed Substitutions will not result in an increase in

Contract fees and expenses, including mortality and expense risk fees and administration and

distribution fees charged by the Separate Accounts. The proposed Substitutions will not result in adverse tax consequences to Contract owners and will not alter any tax benefits associated with the Contracts. No costs of the proposed Substitutions will be borne directly or indirectly by Contract owners.

16.   Applicants will not receive, for three years from the Substitution Date any direct or indirect benefits from the applicable Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitutions, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

Legal Analysis:

1.   Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution by the Company of shares of each Replacement Fund for shares of the corresponding Existing Fund. Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

2.   The Applicants submit that the proposed Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns that Congress intended to address when the 1940 Act was amended to include this provision. As described in the application, Applicants represent that each Replacement Fund and its corresponding Existing Fund have substantially similar investment objectives and principal

investment strategies, which would offer Contract owners continuity of their investment strategies and risks, and that Existing Funds will have lower net operating expenses immediately after the proposed Substitutions.

3. The Contracts will offer Contract owners the opportunity to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (for at least 30 days before the Substitution Date), or the Replacement Fund (for at least 30 days after the Substitution Date) to any other available investment option under the Contract without any cost or limitation other than those disclosed in the applicable prospectuses previously provided to Contract owners.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. The proposed Substitutions will not be effected unless the Company determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the proposed Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2. The Company or its affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions.

3.   The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.   The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the proposed Substitutions.

5.   The rights or obligations of the Company under the Contracts of affected Contract owners will not be altered in any way. The proposed Substitutions will not adversely affect any riders under the Contracts since each Replacement Fund is an allowable investment option for use with such riders.

6.   Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Funds with the Replacement Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Company will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Fund.

8.   The Company will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9.   Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the applicable Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitutions, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

11